NearStar Fusion Inc.



ANNUAL REPORT

13935 Willard Road

Chantilly , VA 20151

(703) 378-4882

https://www.nearstarfusion.com/

This Annual Report is dated April 26, 2022.

BUSINESS

NearStar Fusion Inc. is working to develop a fusion power plant design based, in part, on fusion technologies that have been the subject of years of R&D. Our goal is to develop a fusion power plant design that will be capable of providing abundant, always-on, resilient carbon-free energy. NearStar Fusion's plan is to license or sell the power plant design to an energy technology company that will manufacture and install power plants worldwide based on the NearStar design.

Corporate History

NearStar Fusion Inc. is a separate, new company spun out of HyperJet Fusion Corporation. NearStar Fusion Inc. was formed for the purpose of developing Hypervelocity Gradient Field Fusion (HGFF) and is comprised of some of the same team members from HyperJet Fusion Corporation. HyperJet Fusion and NearStar Fusion are related in that the majority shareholder for both companies is Dr. F. Douglas Witherspoon. Dr. Witherspoon owns approximately 68% of HyperJet and 62.6% of NearStar. NearStar Fusion Inc. was initially organized as a Delaware C corporation on 4/13/2021. Initially, NearStar and HyperJet will share employees under a financial arrangement yet to be determined. In addition, NearStar will utilize HyperJet Fusion lab space under a financial arrangement yet to be determined. NearStar will also be hiring outside consultants who are not part of HyperJet Fusion to help perform some of the initial R&D modeling effort.

Leadership Team Disclosures

Randel Roy, the CEO of NearStar Fusion Inc., currently splits his time between two other roles. Upon the completion of this Reg CF offering, Mr. Roy intends to transition to a full-time basis. Christopher J. Faranetta, Co-Founder, Vice President & Director, currently works full-time, and Dr. F. Douglas Witherspoon, Chairman, President & Chief Scientist, works 20 hours per week.

NearStar Fusion Inc. does not currently pay its executives a salary in order to conserve funds. However, all executives currently hold equity in the Company. If the Company raises enough funds to pay for the R&D required to achieve its primary research objective, then it may pay salaries to Mr. Roy and Mr. Faranetta.

Intellectual Property

The Company received the right to use the IP for the Hypervelocity Gradient Field Fusion concept from Dr. F. Douglas Witherspoon who was granted the ownership rights from HyperJet Fusion Corporation. Dr. F. Douglas Witherspoon transferred his rights to the HGFF intellectual property in return for approximately 70% ownership in the Company at the time of the Company's inception. The Company intends to develop additional significant HGFF IP through its early and ongoing research efforts.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $311,468.00

Number of Securities Sold: 1,100,000

Use of proceeds: technology acquisition and startup expenses

Date: April 13, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

NearStar Fusion Inc. is a research and development company, and therefore, will be relying on investment to fund our operations for at least 2-5 years. At that time, the Company may have developed its technology enough to have a product it could sell.

Foreseeable major expenses based on projections:

The major expenses will be salaries, outside consultants, and equipment in the development of our technology.

Future operational challenges:

The biggest operational challenges will be performance modeling and scientific/engineering development of the individual components of the power plant. These include 1) developing a new proprietary plasma armature railgun capable of ultimately achieving the required 10 km/s velocity, 2) developing an appropriate fusion target projectile design that implodes properly on entering the magnetic field to produce fusion burn conditions, and 3) developing a magnetic coil with the performance and lifetime required for a reactor. Additional future challenges will be scaling up the prototype railgun to the size and repetitive fire rate required for a commercial power plant, and optimizing the target design for maximum energy gain.

Future challenges related to capital resources:

Fundraising is the primary challenge in the fusion R&D industry. Our objective is to utilize the funds raised in every round of funding to develop and mature our fusion energy concept. With increased technical maturity, the Company's valuation should increase, allowing the Company to raise the next round of funding.

Future milestones and events:

The first milestone that will have a significant financial impact on the Company is the design and testing of the new prototype plasma armature railgun. A railgun of this new design that can propel a projectile to at least 4 kilometers per second, or above, could be used in a number of applications and will potentially create a significant revenue opportunity for the company.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $41,175.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company has no Debt

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: F. Douglas Witherspoon

F. Douglas Witherspoon's current primary role is with HyperJet Fusion Corporation . F. Douglas Witherspoon currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: President and Chief Scientist

Dates of Service: April 13, 2021 - Present

Responsibilities: Dr. Doug Witherspoon is an experimental plasma physicist with 40+ years of research experience dedicated to applying plasma technologies to industrial, defense, space, and energy applications. He has extensive experience in pulsed-power and plasma-driven accelerators, with seven patents awarded. Doug will be responsible for leading the technical elements of all research and development and managing all staff in NearStar's pursuit of nuclear fusion. Doug has been compensated for his work to date and for the transfer of Intellectual Property to NearStar with shares of NearStar Fusion stock equaling 62.6% of the total outstanding stock of the company. For his work to date, Dr. Witherspoon has received no salary.

Position: Chairman of the Board of Directors

Dates of Service: April 13, 2021 - Present

Responsibilities: Primary responsibilities of this position are to preside over all board meetings. Dr. Witherspoon receives no salary for his role as Chairman of the Board of Directors.

Other business experience in the past three years:

Employer: HyperJet Fusion Corporation

Title: CEO & Chief Scientist

Dates of Service: May 15, 2017 - Present

Responsibilities: Leadership and management of the R&D program.

Name: Randel E. Roy

Randel E. Roy 's current primary role is with Lars Energy, LLC. Randel E. Roy currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: April 13, 2021 - Present

Responsibilities: Randy is a cleantech entrepreneur focused on leading teams that develop and deploy decarbonization technologies. Randy will have responsibility for overseeing the capital raise, interface with investors, and the ongoing financial positions of the company. Randy has received shares of stock representing 11.47% ownership in the NearStar Fusion and has received stock options that will vest over a 4-year period that represent approximately 1.6% ownership in the company. Mr. Roy receives no compensation for his role in the company. It is more important for the Company to use the funds raised to pay for salaries of the scientists and consultants to perform the R&D at this point. Accordingly, the Company anticipates paying Mr. Roy a salary only if it raises enough money to pay for the R&D required to achieve its primary research objective plus an amount to cover Mr. Roy's salary. Upon the completion of this Reg CF offering, Mr. Roy intends to transition to a full-time basis.

Other business experience in the past three years:

Employer: Lars Energy, LLC

Title: Managing Director

Dates of Service: September 01, 2001 - Present

Responsibilities: Consultant to energy companies in startup and operational mode. Mr. Roy does receive compensation from Lars Energy, but not on a consistent basis. It varies from week to week, but Mr. Roy spends up to 30 hours per week working at Lars Energy, LLC

Other business experience in the past three years:

Employer: Carbon Sink LLC

Title: Chief of Strategy

Dates of Service: December 01, 2019 - Present

Responsibilities: Identifying and evaluating corporate opportunities for a startup energy company. Mr. Roy does receive a salary for his work at Carbon Sink. While it varies from week to week, Mr. Roy spends approximately 20 hours per week working for Carbon Sink

Other business experience in the past three years:

Employer: PulseIQ, LLC

Title: CEO

Dates of Service: October 01, 2017 - November 01, 2019

Responsibilities: Led cross-functional team from early business concept to product launch, streamlining daily operations and implementing a customer-first culture focused on creative problem solving.

Name: Christopher J. Faranetta

Christopher J. Faranetta's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, Vice President & Director

Dates of Service: March 01, 2021 - Present

Responsibilities: Mr. Faranetta is responsible for working with prospective investors, developing market material, and coordinating crowdfunding efforts. Mr. Faranetta has received shares of stock representing 11.34% ownership in the NearStar Fusion. Mr. Faranetta is currently not receiving a salary from the Company, but with this fundraise, the Company intends to pay Mr. Faranetta a salary.

Other business experience in the past three years:

Employer: HyperJet Fusion Corporation

Title: Vice President

Dates of Service: June 01, 2017 - Present

Responsibilities: Mr. Faranetta helps support the day to day operations of HyperJet Fusion Corporation.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: F. Douglas Witherspoon

Amount and nature of Beneficial ownership: 688,721

Percent of class: 62.6

RELATED PARTY TRANSACTIONS

Name of Entity: HyperJet Fusion Corporation

Relationship to Company: Dr. F. Douglas Witherspoon holds a majority interest in both HyperJet Fusion Corporation and NearStar Fusion Inc.

Nature / amount of interest in the transaction: HyperJet Fusion Corporation provided a loan to NearStar Fusion.

Material Terms: HyperJet Fusion Corporation provided a loan of approximately $30,000 during the period between October 2020 and October 2021. NearStar paid the loan back, in full, in December 2021.

OUR SECURITIES

The company has authorized Common Stock w/ Voting Proxy, Preferred Stock, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Common Stock w/ Voting Proxy.

Common Stock w/ Voting Proxy

The amount of security authorized is 500,000 with a total of 0 outstanding.

Voting Rights

Voting rights: one (1) vote per share. See Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Material Rights

Refer to the Company's Amended Certificate of Incorporation, attached as Exhibit F, for liquidation rights.

Right of First Refusal. No Shareholder shall sell, assign, pledge, or in any manner transfer any of the Common Stock, or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 6.9:

(a) If the Shareholder desires to sell or otherwise transfer any of his shares of Common Stock, then the Shareholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares of Common Stock to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase all (but not less than all) of the shares of Common Stock specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the Shareholder, the Corporation shall have the option to purchase a lesser portion of the shares of Common Stock specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares of Common Stock, and that is not otherwise exempted from the provisions of this Section 6.9, the price shall be deemed to be the fair market value of the Common Stock at such time as determined in good faith by the Board. In the event the Corporation elects to purchase all of the shares of Common Stock or, with consent of the Shareholder, a lesser portion of the shares of Common Stock, it shall give written notice to the transferring Shareholder of its election and settlement for said shares of Common Stock shall be made as provided below in paragraph (d).

(c) The Corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of Common Stock of the transferring Shareholder as specified in said transferring Shareholder's notice, the Secretary of the corporation shall so notify the transferring Shareholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation receives said transferring Shareholder's notice; provided that if the terms of payment set forth in said transferring Shareholder's notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares of Common Stock on the same terms and conditions set forth in said transferring Shareholder's notice.

Preferred Stock

The amount of security authorized is 100,000 with a total of 0 outstanding.

Voting Rights

Voting rights to be determined by the Board of Directors.

Material Rights

It is the intention of the company to provide Preferred Stock with a liquidation preference; however, those rights have not been established or documented at this time.

Right of First Refusal. No Shareholder shall sell, assign, pledge, or in any manner transfer any of the Common Stock, or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 6.9:

(a) If the Shareholder desires to sell or otherwise transfer any of his shares of Common Stock, then the Shareholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares of Common Stock to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase all (but not less than all) of the shares of Common Stock specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the Shareholder, the Corporation shall have the option to purchase a lesser portion of the shares of Common Stock specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares of Common Stock, and that is not otherwise exempted from the provisions of this Section 6.9, the price shall be deemed to be the fair market value of the Common Stock at such time as determined in good faith by the Board. In the event the Corporation elects to purchase all of the shares of Common Stock or, with consent of the Shareholder, a lesser portion of the shares of Common Stock, it shall give written notice to the transferring Shareholder of its election and settlement for said shares of Common Stock shall be made as provided below in paragraph (d).

(c) The Corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of Common Stock of the transferring Shareholder as specified in said transferring Shareholder's notice, the Secretary of the corporation shall so notify the transferring Shareholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation receives said transferring Shareholder's notice; provided that if the terms of payment set forth in said transferring Shareholder's notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares of Common Stock on the same terms and conditions set forth in said transferring Shareholder's notice.

Common Stock

The amount of security authorized is 1,400,000 with a total of 1,100,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 186,027 shares to be issued pursuant to stock options issued.

Material Rights

Refer to the Company's Amended Certificate of Incorporation, attached as Exhibit F, for liquidation rights.

Any shareholder or combination of shareholders owning more than 50% of the common stock shall have drag-along rights in the event that the shareholder(s) receive an offer to purchase their shares.

Right of First Refusal. No Shareholder shall sell, assign, pledge, or in any manner transfer any of the Common Stock, or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Section 6.9:

(a) If the Shareholder desires to sell or otherwise transfer any of his shares of Common Stock, then the Shareholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares of Common Stock to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For thirty (30) days following receipt of such notice, the corporation shall have the option to purchase all (but not less than all) of the shares of Common Stock specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the Shareholder, the Corporation shall have the option to purchase a lesser portion of the shares of Common Stock specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other transfer in which the proposed transferee is not paying the full price for the shares of Common Stock, and that is not otherwise exempted from the provisions of this Section 6.9, the price shall be deemed to be the fair market value of the Common Stock at such time as determined in good faith by the Board. In the event the Corporation elects to purchase all of the shares of Common Stock or, with consent of the Shareholder, a lesser portion of the shares of Common Stock, it shall give written notice to the transferring Shareholder of its election and settlement for said shares of Common Stock shall be made as provided below in paragraph (d).

(c) The Corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of Common Stock of the transferring Shareholder as specified in said transferring Shareholder's notice, the Secretary of the corporation shall so notify the transferring Shareholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation receives said transferring Shareholder's notice; provided that if the terms of payment set forth in said transferring Shareholder's notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares of Common Stock on the same terms and conditions set forth in said transferring Shareholder's notice.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2022.

NearStar Fusion Inc.

By   /s/ *Randel E. Roy*

     Name: NearStar Fusion Inc.

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

NEARSTAR FUSION INC.

FINANCIAL STATEMENTS
FROM INCEPTION (APRIL 13, 2021) YEAR ENDED DECEMBER 31, 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
NearStar Fusion Inc.
Chantilly, Virginia

We have reviewed the accompanying financial statements of NearStar Fusion Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (April 13, 2021) to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 11, 2022
Los Angeles, California

As of December 31,		2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	41,176
Total current assets		**41,176**
Intangible assets		180,000
Total assets		**221,176**
STOCKHOLDERS EQUITY		
Common Stock		90
Additional Paid in Capital		311,386
Retained earnings/(Accumulated Deficit)		(90,300)
Total stockholders' equity		**221,176**
Total liabilities and stockholders' equity	$	**221,176**

See accompanying notes to financial statements.

NEARSTAR FUSION INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (April 13, 2021)	December 31, 2021
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	90,300
Total operating expenses	90,300
Operating income/(loss)	(90,300)
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	(90,300)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ (90,300)**

See accompanying notes to financial statements.

NEARSTAR FUSION INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception date April 13, 2021	-				
Issuance of Common Stock	900,393	$ 90	$ 311,378		$ 311,468
Shared-based compensation			$ 8		8
Net income/(loss)	-	-		$ (90,300)	(90,300)
Balance—December 31, 2021	**900,393**	**$ 90**	**$ 311,386**	**$ (90,300)**	**$ 221,176**

See accompanying notes to financial statements.

As of inception (April 13, 2021)		December 31, 2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(90,300)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Share-based compensation		8
Amortization of intangibles		20,000
Net cash provided/(used) by operating activities		**(70,292)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of intangible assets		(200,000)
Net cash provided/(used) in investing activities		**(200,000)**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stocks		311,468
Net cash provided/(used) by financing activities		**311,468**
Change in cash		41,176
Cash—beginning of year		-
Cash—end of year	$	**41,176**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

NearStar Fusion Inc., was incorporated on April 13, 2021, in the state of Delaware. The financial statements of NearStar Fusion Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chantilly, Virginia.

NearStar Fusion is a fusion research & development company that is developing a new pulsed approach to fusion energy. NearStar has designed a new method for creating a fusion reaction that does not require maintenance and control of plasma in a steady state. It is the intent of NearStar Fusion to design a fusion reactor that could be used to generated electricity.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, the Company determined that no reserve was necessary.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Income Taxes

NearStar Fusion, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

It is the intent of NearStar Fusion to design a fusion reactor that could be used to generated electricity. This effort will require nearly ten years of research and development and will cost approximately $500 million. Accordingly, it is unlikely that the company will be selling any products/services until such time that it is much closer to having a design concept that has proven to work.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 11, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INTANGIBLE ASSETS

As of December 31, 2021, intangible assets consist of:

As of Year Ended December 31,		2021
Patent	$	200,000
Intangible assets, at cost		**200,000**
Accumulated amortization		(20,000)
Intangible assets, Net	$	**180,000**

Amortization expenses for patents from the period of inception to December 31, 2021, were in the amount of $20,000.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	20,000
2023		20,000
2024		20,000
2025		20,000
Thereafter		100,000
Total	$	**180,000**

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,900,000 shares of Common Stock (500,000 Common Stock w/Voting Proxy) with a par value of $0.00001. As of December 31, 2021, 900,393 shares of Common Stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 100,000 shares of Preferred Stock with a $0.00001 par value. As of December 31, 2021, no Preferred Shares have been issued and are outstanding.

5. SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 186,027 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information are as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at April 13, 2021	-		-
Granted	186,027	$ 0.00	
Execised	-		
Expired/Cancelled	-		
Outstanding at December 31, 2021	186,027	$ 0.00	20.01
Exercisable Options at December 31, 2021	186,027	$ 0.00	20.01

Stock option expenses for the period of inception to December 31, 2021 was $8.

6.   RELATED PARTY

HyperJet Fusion Inc, which is partly owned by Dr. F. Douglas Witherspoon (President and Chief Scientist of the NearStar Fusion Inc.), funded the initial legal and marketing expenses of $25,000.00.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 11, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Randel E. Roy, Principal Executive Officer of NearStar Fusion Inc., hereby certify that the financial statements of NearStar Fusion Inc. included in this Report are true and complete in all material respects.

Randel E. Roy

CEO